SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934



                  GLOBAL PHARMACEUTICAL CORPORATION
                          (Name of Issuer)

                   Common Stock, $.01 par value
                    (Title of class of securities)

                            378922108
                         (CUSIP number)

                   Frederick R. Adler, Trustee
                      1520 South Ocean Blvd.
                      Palm Beach, FL  33480
                          (561) 659-2001
      (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications)


                         September 22, 1997
                 (Date of Event which Requires
                     Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or
(4), check the following box  [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 378922108                                      Page 2 of 7 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  The Adler Family Foundation, Inc.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     BK,PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  Delaware

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   242,868

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   242,868

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   242,868 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   5.66%

14.  TYPE OF REPORTING PERSON
                    (a)   CO

Item 1        Security and Issue

               The class of securities to which this Statement relates is common stock, par value $.01 per share (the "Common Stock"), of Global Pharmaceutical Corporation (the "Company"), a Delaware corporation whose principal executive offices are located at Castor & Kensington Avenues, Philadelphia, PA 19124.

Item 2         Identity and Background

               The reporting person is The Adler Family Foundation, Inc., a non-profit Delaware corporation (the "Corporation" and together with the individuals listed Schedule I hereto, "The Reporting Persons").

Item 2(a)      Name and State of Organization of the Corporation:

                        The Adler Family Foundation, Inc.
               Delaware

Item 2(b)      Address:

               1520 South Ocean Blvd.
               Palm Beach, FL  33480

Item 2(c)      Principal Business:


               The nature of the business or purposes to be conducted or promoted by the Corporation is to undertake, promote, develop and carry on work exclusively for charitable, scientific and educational purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1954.

Item 2(d)      No Criminal Proceedings:

               During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Item 2(e)      Other Proceedings:

               During the last five years none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

               The name, citizenship, business address, present principal occupation or employment of each of the trustees and executive officers of the Corporation and the name, business address of any corporation or other organization in which such employment is conducted, are set forth in Schedule I annexed hereto and incorporated herein by reference.

Item 3         Source and Amount of Funds or Other Consideration:

               The Corporation received all shares of Common Stock owned by it pursuant to a gift.

Item 4         Purpose of Transaction

               The Common Stock has been acquired by the   Corporation
               pursuant to a gift. The Reporting Persons have no plans or proposals that relate to or would result in any of the items listed in any of subsections (a)-(j) of Item 4 of the instructions to Form 13D.

Item 5         Interest in Securities of the Issuer

               (a)    Amount and Percent Beneficially Owned

                      As of the date of this filing, the Corporation is the beneficial owner of 242,868 shares of Common Stock, representing approximately 5.66% of the outstanding shares of Common Stock.

               (b)    Power to Vote and Dispose of Shares

                      See Item 5(a) above and Items 7 - 10 on the cover page.

               (c) Any transactions in the class of securities reported on that were effected during the past 60 days or since the
                      most recent filing on         Schedule 13D, whichever is
                      less by the person named in response to (a).

                      No transactions in the Common Stock were effected during the past sixty days by the Corporation except that on September 22, 1997, the Corporation received 42,868 shares of Common Stock pursuant to a gift.

               (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

                              None.

               (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than 5
                      percent of the class of   securities.

                     Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                        None

Item 7         Material to be Filed as Exhibits

                        None.

                                                SIGNATURE


                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              THE ADLER FAMILY FOUNDATION, INC.



                              By:  /s/ FREDERICK R. ADLER
                                       Frederick R. Adler
                                       President



Dated:  September ____, 1997

                                                      SCHEDULE I

                                       The name, citizenship, business address,
                                         principal occupation and organization
                                           of employment of the trustees of
                                            the Corporation are as follows:


                                                                        ORGANIZ-
NAME AND                                                  PRINCIPAL     ATION OF
CITIZENSHIP    POSITION     BUSINESS ADDRESS          OCCUPATION   EMPLOYMENT
Frederick R.   Trustee;     1502 South Ocean Blvd.    Private       N/A
Adler          President    Palm Beach, Florida       Investor
(U.S. citizen)              33480

Catherine G.   Trustee;     1502 South Ocean Blvd.    Private       N/A
Adler          Vice         Palm Beach, Florida       Investor
(U.S. citizen) President    33480

William Bush   Trustee;     Fulbright & Jaworski
                             L.L.P.                   Attorney   Fulbright &
(U.S. citizen) Secretary    666 Fifth Avenue                     Jaworski L.L.P.
                            New York, NY  10103